FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 6, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X     Form 40-F
                                        ---             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes       No  X
                                        ---       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Tenaris's press release announcing the acquisition of Romanian steelmaking facility.

Tenaris Announces Acquisition of Romanian Steelmaking Facility

    LUXEMBOURG--(BUSINESS WIRE)--May 4, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced today that it has completed the acquisition of a 97% shareholding in Donasid S.A, a Romanian steel producer, for EUR 37 million (approx. US$48 million). Tenaris is also assuming EUR 16.8 million (approximately US$22 million) in long-term debt held by Donasid with AVAS, the Romanian state privatization agency and expects to spend an additional EUR 25 million (approx.
US$32 million) in investments to adapt the steel shop to produce round steel bars and other improvements.
    Donasid's assets include a steel shop located at Calarasi on the river Danube in the south of Romania. The steel shop, which has an annual capacity of 470,000 tons, includes an electric arc furnace and continuous casting facilities, and uses steel scrap as its principal raw material. Romania is currently a net exporter of steel scrap.
    Through this acquisition, Tenaris expects to reduce costs in, and secure a reliable source of steel for, Silcotub, its Romanian seamless pipe mill, and to increase the competitiveness of its Italian seamless pipe operations by substituting marginal steel production and allowing increased specialization in high value steels.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

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                                   SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 6, 2005



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary